Exhibit 10.4

September 26, 2024

Ms. Tiffani Misencik
Sent via email: [email address]

Dear Tiffani,

We are pleased to confirm our offer of employment with MultiPlan. We believe you have the experience and the qualifications to contribute to our team.

The position offered is Senior Vice President, Chief Growth Officer, reporting to Travis Dalton, President, and CEO. Your expected start date is October 14, 2024, and the starting rate of pay will be $16,346.15 per pay period less lawful deductions and withholdings (annualized at $425,000.00). You will also be eligible to participate in the MultiPlan annual incentive compensation plan, with an annual cash bonus target up to one hundred fifty (150%) of target (target is seventy-five percent (75%) of base salary), starting in fiscal year 2025 (payable in first quarter of 2026). In addition, you will be eligible for a Year 1 inducement grant of Restricted Stock Units (RSUs) with a grant date value equal to $1,000,000, vesting pro rata over four (4) years on each anniversary of the grant date. Grant date value of a Restricted Stock Unit is determined using the closing price of MultiPlan’s stock on the date of grant. This grant is subject to approval by MultiPlan’s Compensation Committee.

Further, commencing in 2025, you will be eligible to participate in our annual management equity plan, with a target grant amount commensurate with other members of management at your level (for illustrative purposes only, the 2024 grant for this role would have been 50% Restricted Stock Units (RSUs) and 50% Performance Stock Units (PSUs) with a grant date value equal to 200% of Base Salary). The amount and terms of annual equity grants are determined each year by the Compensation Committee and are subject to the discretion of the Compensation Committee. Annual equity grants contain standard vesting and other terms. All equity grants, including the Year 1 inducement grant of RSUs described above, are contingent on signing MultiPlan’s standard Non-Interference Agreement.

In addition, a sign-on bonus in the amount of $200,000.00 will be paid in two (2) increments. The first on the pay period following sixty (60) days of employment, and the second on the pay period following your one hundred and twenty (120) days of employment. If you should voluntarily leave the company within twelve (12) months of the bonus pay date, you would be required to repay the bonus in its entirety. All payments are subject to payroll deductions and all required withholdings.

As part of this offer, you will be eligible for benefits as provided for full-time employees. Benefit information can be found in the attached Benefits Quick Reference Guide and additional details will be provided during orientation.

Exhibit 10.4

Please note that this offer is contingent upon the successful completion of a pre-employment background check within the guidelines of state and federal law.

As a condition of your employment, you will need to provide MultiPlan with documents that establish both your identity and employment eligibility to work in the United States. A list of acceptable documents required by the Immigration Reform Control Act of 1986 that are proof of a lawful work status can be found on the I-9 form, which you will receive through our recruitment system of record, Recruitment Management. Your employment is considered employment at will. This means employment is not defined for a specific time; rather, either you or MultiPlan may terminate the employment relationship at any time with or without notice and with or without cause.

Kindly indicate your acceptance of this offer by returning a signed copy of this letter to me by Monday, September 30, 2024.

We look forward to you joining the MultiPlan team!

Sincerely,

/s/ Carol Nutter

Carol Nutter

Accepted: /s/ Tiffani Misencik Date: 9/24/24
         Tiffani Misencik